SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC   20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934



Date of Report (Date of earliest event reported):       October 19, 1999
                                                       --------------------

                         VERONEX TECHNOLOGIES, INC.
                      -------------------------------
           (Exact name of registrant as specified in its charter)


British Columbia, Canada           #0-13967                 95-4235375
---------------------------------------------------------------------------
(State of other jurisdiction       (Commission        (IRS Employer
            of incorporation)       File Number)       Identification No.)


#1505 - 800 West Pender Street,
Vancouver, British Columbia, Canada                                V6C 2V6
---------------------------------------------------------------------------
 (Address of principal executive offices)                        (Zip Code)


Registrant's telephone number, including area code:         (604) 647-2225
                                                            ---------------

                                    N/A
 -------------------------------------------------------------------------
       (Former name or former address, if changed since last report)


Item 1 -  Changes in Control of Registrant
------    --------------------------------
N/A.

Item 2 -  Acquisition or Disposition of Assets
------    ------------------------------------
N/A.

Item 3 -  Bankruptcy or Receivership
------    --------------------------
N/A.


Item 4 -  Changes in Registrant's Certifying Accountant
------    ---------------------------------------------
N/A.


Item 5 -  Other Events
------    ------------
N/A.


Item 6 -  Resignations of Registrant's Directors
------    --------------------------------------
N/A.

Item 7 -  Financial Statements and Exhibits
------    ---------------------------------
Six month period ended August 31, 1999 and August 31, 1998.

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------
General
-------
Veronex Technologies, Inc.(the Company) (OTCBB:VXTK) is a public company whose stock trades on the NASD over the counter electronic bulletin board under the symbol VXTK. The Company had 8,374,766 shares issued and outstanding as of August 31, 1999 with the potential for 25.5 million shares to be outstanding on a fully diluted basis.

Veronex is utilizing its assets and strategic planning resources to focus on building a business application software company. The Company's strategy is to focus on providing the most flexible business application development software which can substantially reduce the costs of an enterprise's software application development and maintenance.

In a series of planned acquisitions, Veronex has orchestrated the creation and integration of unique niche, patent pending, technologies designed to reduce the impact of enormous industry dependence on legacy software applications in mainframe computers by eliminating source code redundancy.

A fortuitous benefit of Veronex's I/Nova System technology is a built-in solution to the Year 2000 problem in COBOL based applications. The possible effect and extent of the Y2k problem is feared by industry and government organizations worldwide as is expected to impact applications system into the foreseeable future. Veronex has now established relationships with 9 strategic partners, 6 teaming partners, 2 European distributors, 3 technical alliances and selected end-user customers and is poised for success.

Company Background
------------------
Founded in 1974 in the Province of British Columbia, Canada, Veronex is a Canadian company with operations in Canada, the United States of America and the Philippines. As a publicly traded corporation, Veronex is a fully registered and reporting company in the United States. In late 1996, Veronex initiated an aggressive strategy to transition to a software application development company. The growing and lucrative business application software industry offers unlimited opportunities as we move into the new millennium. Impetus for this transition has been fuelled by global concerns and opportunities surrounding the Year 2000 rollover impact on antiquated legacy software systems.

New Opportunity Strategy
------------------------
As part of an on-going program to analyze alternative investment strategies, Veronex management and consultants identified several emerging opportunities in the business application software industry. Following a period of investigation and due diligence, Veronex elected to move into the software industry. In 1996, Veronex management began implementing a long-term strategy to acquire and develop a software application development company focused on acquiring the most flexible business application software available. Management believes that an added advantage of flexible application development software would be the ability to reduce the long-term maintenance costs of legacy business software systems. Currently, the highest cost of software is not in its development or purchase but rather in its continued maintenance.

So-called "Legacy Software Systems" were developed using first and second generation languages which lacked flexibility. Further, these legacy systems were developed using what have become outdated, obsolete proprietary software programming languages which have never been updated. While business applications involved in legacy software systems are still valid and functional, there exists a real need for a new generation of non-technical business application software which is not bound to any "programming language." Veronex's I/Nova System is the best answer to this multi-billion dollar problem.

At the same time Veronex was making the transition to a software application company, the Year 2000 ("Y2k") Problem (a problem which is indicative of the larger legacy software systems maintenance issues) began to dominate the software industry marketplace. Veronex believes that the Y2k problem can easily be resolved by the I/Nova System and this solution can be leveraged to bring attention to the Company's flexible software and to its overall approach to lowering software maintenance costs.

The Company identified three essential elements for the successful implementation of its strategic business plan:

     1. A flexible business application software which is not language dependent;

     2. An automated software migration tool (analyzer) capable of identifying and eliminating code redundancy which can be adapted to a workstation and supporting tool-set to implement the analyzer and repair capability; and

     3. A database interface compatible with all popular database solutions including Oracle, Sybase and DB2.

A thorough evaluation of existing firms and technology resulted in the identification of three software tools that collectively would satisfy the desired elements:

     1. Pro-Max Conceptual Strategies, Inc. which had an automated information management system (I/Nova System);

     2. Mainstream Technologies, Inc. which had an established customer base and technical support infrastructure; and

     3. ArchiData Systems, Inc. which had a Y2k certified compliant methodology.

Using profits from concluded natural resource investments, the Company paid off all debt in 1996. In January 1997 Veronex made its first, planned technology acquisition by entering into a Property Purchase Agreement to acquire software technology including an automated information manager, an information management application system, and a source program analyzer. This technology became the heart of the I/Nova System, a fully integrated business application software and analysis tool-set capable of solving the Y2k Problem, repairing legacy computer programs and/or migrating existing COBOL legacy system to the I/Nova System.

After acquiring the I/Nova System technology, Veronex extensively further developed the migration analyzer to transition it into a Y2k solution tool. Veronex has applied for a patent on the developed source program analyzer, named the DataCentric Analyzer.

The second Veronex acquisition in business software occurred in August 1997 when the Company purchased Mainstream Technologies, Inc. Mainstream provides specialized software development and publishing capabilities and extends the Veronex client set to include industry leaders such as BASF Corporation. The addition of Mainstream Technologies significantly enhanced Veronex's technical and facility resources in preparation for the launch of the I/Nova System.

The I/Nova System tool-set offers COBOL legacy source code analysis, repair, standardization and reduction to the Y2k marketplace and beyond. The Veronex tool-set delivers its clients a return on their software investment by streamlining information system maintenance budgets and positioning a business to address future application requirements.

The third acquisition, in August 1997, was the purchase of ArchiData Systems, Inc.'s technology. ArchiData Systems' technology is compatible with all popular database solutions. Coupled with the I/Nova Data Centric Analyzer, Veronex's business software products and services enable companies to standardize and revitalize their COBOL legacy systems. Revitalization or reduction in the volume of source code and data substantially reduces the cost of information system maintenance.

Veronex has now concluded the merging and integration of these technologies. The Company is offering select clients an early opportunity to experiment with the I/Nova System on a trial basis. Contracts in place and in negotiation with major industry and government organizations anticipate a rapid expansion of Veronex's products and services worldwide as global industries move toward the new millennium.

Strategic Objectives
--------------------

Veronex's mission is to establish the Company as the business software tools provider of choice for the new millennium. Since a by-product of the Veronex software cost reduction tool-set (I/Nova System) is a ready solution to the Y2k problem, one of the Company's strategic objectives is to emphasize the I/Nova System tool-set's Y2k solution capabilities. By introducing Veronex's I/Nova tool-set as the next generation software for reducing software maintenance costs and solving the Y2k legacy source code problems, Veronex has been able to leverage into the full capabilities available with this product.

Concurrently, Veronex initiated an end-user sales effort to establish the I/Nova System's unique application development capabilities in a manner consistent with its objective to establish the I/Nova System as the business software tool-set of choice for the new millennium. In May 1999 the Company entered into an agreement to develop an e-commerce system for a consortium of banks in the Asian Pacific Region. The e-commerce system is a trade point system for businesses in the entire Asian Pacific Region which will initially include approximately 6,000 banks in 33 countries with more than 10,000,000 business enterprises as clients.

I/Nova System

The I/Nova System provides a legacy application modernizing tool, an application migration tool and a code-less application development tool. Collectively this tool-set boosts the competitive ability of its users by radically simplifying the development, integration, deployment, and management of their enterprise applications.

The I|Nova System technology consists of three (3) separate tools which are seamlessly integrated:

     1. The DataCentric Analyzer - Legacy Modernizing Tool (also Y2k solution tool)

     2.   The Rapid Application Development System - Code-less RAD Tool

     3.   The Application Manager - Platform Independent Deployment Tool

These three tools can be used as a set or individually to accomplish the goals of the enterprise's information network. More importantly, to the enterprise seeking to achieve a distributed network application, the DataCentric Analyzer can be used in conjunction with the Rapid Application Development System and Application Manager(s) to seamlessly migrate existing proven legacy applications to a client/server environment allowing developers to adopt distributed applications without being hampered by "legacy" management ideas. The I/Nova Application Manager allows the IT professional to port a single application to a wide variety of platforms thus obviating application integration.

The I/Nova DataCentric Analyzer is able to optimize existing applications by eliminating redundant source code and by standardizing source code definitions, which facilitates application integration and migration. The I/Nova DataCentric Analyzer can seamlessly migrate existing mainframe MVS-COBOL applications to a client/server platform. Unique in its data-centric approach to application management, I/Nova provides the capabilities that organizations need to successfully deploy and manage distributed applications.

The I/Nova System allows developers to transfer their detailed understanding of the applications to a production environment, ensuring that their applications, once running, will provide the competitive advantage that their business requires. With ongoing and pro-active monitoring - based on the information needs management defines as critical to the application - management can be sure that their applications are always under control regardless of the stresses and strains placed upon them. Finally, as applications change over time to answer the changing demands of business enterprises, I/Nova provides an efficient and effective means to manage that change and maintain the control necessary for a competitive advantage.

The I/Nova System can read existing legacy applications and automate management tasks by leveraging the information that has been modeled into them. Pro-active measures can be taken in response to real-time business environment changes. The I/Nova System architecture provides a repository for application configuration and performance information, and methods to capture that information from your application. Through a unique series of modules and interfaces, I/Nova also provides critical status information and empowers management with the capability to change applications on demand, thereby ensuring their business is taking maximum advantage of its applications.

The I/Nova System's many dynamic features created by its unique approach to modernizing and/or migrating existing applications and to developing new applications make it a very usable software tool-set. The I/Nova System's DataCentric Analyzer provides an automated modernization and migration solution for existing "legacy" applications allowing users the opportunity to modernize and then migrate existing proven applications to a client/server environment.

LIQUIDITY AND CAPITAL REQUIREMENTS
----------------------------------

Veronex's financial performance is dependent on many external factors which are not controllable by management nor predictable as to future fluctuations. Additionally, in the current period of worldwide economic uncertainty, the availability and cost of funds have become increasingly hard to project. Changes and new events in the social, monetary and economic marketplace could materially affect the financial performance of Veronex in the future.

As of August 31, 1999 the Company had working capital of $14,182,000. Further, Veronex anticipates that it will have adequate cash for all of its planned operations for the next twelve months.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
---------------------------------------------------------

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Certain statements in this report, including statements of Veronex Technologies, Inc. (the "Company") and management's expectations, intentions, plans and beliefs, including those contained in or implied by "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the Notes to Consolidated Financial Statements, contain forward-looking statements relating to the expected capabilities of the Company, as defined in Section 21D of the Securities Exchange Act of 1934, that are dependent on certain events, risks and uncertainties that are outside Veronex's and/or management's control. Such forward-looking statements include expressions of belief, expectation, contemplation, estimation and other expressions not relating to historical facts and circumstances. These forward-looking statements are subject to numerous risks and uncertainties, including the risk that (i) other companies will develop products and services perceived to be superior than the present and proposed products and services of Veronex; (ii) the products and services may not be marketed effectively by Veronex; (iii) potential customers may find other products and services more suitable for the applications marketed by Veronex; (iv) the future outcome of regulatory and litigation matters are not determinable; (v) the assumptions described in this report underlying such forward-looking statements as well as other risks that may cause such statements not to prove accurate. Any projections or estimates herein made assume certain economic and industry conditions and parameters subject to change. Any opinions and/or projections expressed herein are

                                     7



solely those of Veronex Technologies, Inc. and are subject to change without notice. Actual results could differ materially from those expressed in or implied by such statements due to a number of factors including those described in the context of such forward-looking statements.

RESULTS OF THE THREE MONTHS ENDED AUGUST 31, 1999 COMPARED TO THE THREE MONTHS ENDED AUGUST 31, 1998
------------------------------------------------------------------------
Veronex reported net income of $1,501,000 ($0.18 per share) and a net loss of $1,066,000 ($0.15 per share) for the three months ended August 31, 1999 and 1998, respectively on revenues of $2,201,000 and $Nil, respectively.

During the three months ended August 31, 1999, the Company recorded revenue of $2,000,000 from the licensing and maintenance of its software products. An additional $201,000 of revenue was generated by the Company's e-commerce
system.   Offsetting this revenue is $456,000 in software marketing costs and $24,000 in amortization of costs previously capitalized as software acquisition and integration costs.

The decrease in administration costs was the result of lower professional fees which decreased $198,000 as a result of reduced legal fees and shareholder relations costs decreased by $67,000. Office and travel costs decreased by $37,000 and $11,000, respectively reflecting the Company's established position in the software industry.

The Company did not incur any expenditures on its California gold properties during the three months ended August 31, 1999. The Company incurred $18,000 in interest expense related to the $800,000 loan from a related company. Other changes to the various elements of the Statements of Income (Loss) were an increase of $81,000 in net investment income.

RESULTS OF THE SIX MONTHS ENDED AUGUST 31, 1999 COMPARED TO THE SIX MONTHS ENDED AUGUST 31, 1998
---------------------------------------------------------------------------

Veronex reported net income of $5,180,000 ($0.65 per share) and $183,000 ($0.03 per share) for the six months ended August 31, 1999 and 1998, respectively on revenues of $7,201,000 and $2,083,000, respectively.

During the six months ended August 31, 1999, the Company recorded revenues of $7,000,000 from the licensing and maintenance of its software products. An additional $201,000 of revenue was generated by the Company's e-commerce system. Offsetting this revenue is $1,353,000 in software marketing costs and $85,000 in amortization of costs previously capitalized as software acquisition and integration costs. The increase in marketing expenses was the result of increased marketing and sales staff levels.
The decrease in administration costs was the result of lower professional fees which decreased by $325,000 as a result of reduced legal fees and shareholder relations costs decreased by $248,000. Office costs increased by $11,000, however travel costs decreased by $15,000 reflecting the Company's established position in the software industry.

The Company did not incur any expenditures on its California gold properties during the three months ended August 31, 1999. The Company incurred $35,000 in interest expense related to the $800,000 loan from a related company. Other changes to the various elements of the Statements of Income (Loss) were an increase of $98,000 in net investment income.

                                     8






RESULTS OF FISCAL 1999 COMPARED TO FISCAL 1998
----------------------------------------------
Veronex reported net income of $4,677,000 ($0.67 per share) for the fiscal year ended February 28, 1999 and a net loss of $1,151,000 ($0.19 per share) for the fiscal year ended February 28, 1998, on revenues of $10,258,000 and $294,000, respectively.

The revenues of $10,258,000 for the fiscal year ended February 28, 1999 were generated from licensing fees and support of the Company's software products. Costs offsetting these revenues included $3,111,000 in software marketing costs and $258,000 in amortization of software acquisition and integration costs.

The increase of $1,302,000 in operating and administration costs is a result of several factors. Professional fees increased by $624,000 primarily as a result of legal fees associated with the arbitration and litigation proceedings against certain former employees. Shareholder relations costs increased by $297,000 primarily as a result of disseminating corporate information to shareholders and investors. Office expenses and travel costs increased by $225,000 and $129,000, respectively, reflecting the significantly increased infrastructure and staff required to market Veronex's I/Nova System.

During the fiscal year ended February 28, 1998, the Company expended $10,000 in exploration expense on its California gold properties. The Company earned $52,000 in interest during the fiscal year ended
February 28, 1999 as a result of investing the funds generated by the settlement of malpractice lawsuits against its former attorneys and by a private placement of the Company's common shares.

The loss of $10,000 from investing activities during the fiscal year ended February 28, 1998 was a result of a write-down of the Company's American Exploration Drilling Program. The Company wrote off its investment in resource property costs during the fiscal year ended February 28, 1999.

                                     9

YEAR 2000 CONSIDERATIONS
------------------------

Veronex is in the computer software business and the I/Nova System offers a Y2k solution which management believes to be the best Y2k solution available at this time. All of the Company's internally developed products have been designed and tested to be year 2000 compliant. The Company has established a formal program to address potential year 2000 compliance issues relating to its (i) internal operating systems, (ii) products, and
(iii) distributors, resellers and vendors. The Company has completed an assessment of all of its internal operating systems which operate on
personal computers.   The Company plans to update its internal operating
systems again in late 1999 and anticipates that these systems will be year 2000 compliant. The cost of the Company's year 2000 compliance program has not had and is not expected to have a material adverse effect on the Company's results of operations or liquidity. However, there can be no assurance that the Company will not experience material adverse consequences in the event that the Company's year 2000 compliance program is not successful or its distributors, resellers or vendors are unable to resolve their year 2000 compliance issues in a timely manner.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS
---------------------------------------------
Inflation may affect the operations of Veronex by its effect on the prices of goods, services and personnel. Veronex's current operations span three countries: Canada, the Philippines and the United States of America. The strength or weakness of the Canadian dollar versus the Philippine peso versus the United States dollar could affect the long-term value and/or operations and planning of the Company.

                                     10



Veronex Technologies, Inc.
(Formerly International Veronex Resources Ltd.)
Interim Consolidated Balance Sheets
(In U.S. Dollars)

                                               August 31     August 31   February 28
                                                    1999          1998          1999
                                              (Unaudited)   (Unaudited)   (Unaudited)
ASSETS
------
Current Assets                               $   463,000  $  1,306,000  $    907,000
Cash and short-term deposits                  17,054,000     2,106,000    10,322,000
Accounts receivable   (note 3)
Prepaid expense                                   88,000        12,000        13,000
                                             ----------------------------------------

Total Current Assets                          17,605,000     3,334,000    11,242,000

Software Acquisition and Integration Costs
(note 4)
(net of accumulated amortization of
 $348,000: 1998 - $2000)                       2,390,000     2,199,000     2,091,000

Resource Properties and Related Deferred
 Costs   (note 5)                                      -         66,000            -

Fixed Assets and Depreciation  (note 7)
 (net of accumulated depreciation of
  $96,000: 1998 - $69,000)                       178,000        55,000       136,000
Investments (note 6)                               2,000       152,000       152,000
                                             ----------------------------------------
Total Assets                                 $20,175,000  $  5,806,000  $ 13,621,000
                                             ========================================
LIABILITIES
-----------
Current Liabilities
Accounts and loans payable (note 8)          $ 2,579,000  $    833,000  $    136,000
Due to a related party  (note 9)                   2,000       152,000       152,000
                                             ----------------------------------------
Total Current Liabilities                      3,423,000       833,000     2,730,000

SHAREHOLDERS' EQUITY
--------------------
Share Capital    (note 10)
 Authorized - 100,000,000
 (1998 - 100,000,000)
 common shares without par value
 Issued and allotted- 8,374,766
 (1998- 6,996,159 common shares)              53,025,000    50,920,000    52,344,000
Deficit                                      (36,273,000) ( 45,947,000) ( 41,453,000)
                                             ----------------------------------------
Total Shareholders' Equity                    16,752,000     4,973,000    10,891,000
                                             ----------------------------------------
Total Liabilities and Shareholders' Equity   $20,175,000  $  5,806,000  $ 13,621,000
                                             ========================================
APPROVED BY THE DIRECTORS
"David A. Hite"             Director                       Corporate History (note 1)
"Sandra M. Milligan"        Director          Contingencies and Commitments (note 15)

                          -See accompanying notes-


Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Interim Consolidated Statement of Shareholders' Equity
(In U.S. Dollars)

                                               Number of         Share
                                                  Shares       Capital       Deficit

Balance - February 28, 1997     (audited)      5,355,001  $ 47,628,000  $ 44,979,000
---------------------------
Issued by private placement                      502,000             -             -
Issued on the exercise of options                530,500     1,614,000             -
Issued for subsidiary company                    200,000       270,000             -
Issued for software technology                   300,000       454,000             -
Issued as a finder's fee                          10,000       519,000             -
Net loss                                               -        23,000             -

Balance - February 28, 1998     (audited)      6,897,501             -    46,130,000
---------------------------
Issued on exercise of options                     98,658             -             -
Loss (income) for the period                           -       412,000      (183,000)
                                            -----------------------------------------
Balance - August 31, 1998       (unaudited)    6,996,159  $ 50,920,000  $ 45,947,000
-------------------------                   =========================================

Balance - February 28, 1998     (audited)      6,897,501  $ 50,508,000  $ 46,130,000
---------------------------
Issued on exercise of options                    652,273     1,836,000             -
Loss (income)                                          -             -    (4,677,000)

Balance - February 28, 1999     (audited)      7,549,774    52,344,000    41,453,000
---------------------------
Issued on exercise of options                     30,500        79,000             -
Issued on exercise of warrant                    249,492       487,000             -
Issued as part of a private placement            502,000             -             -
Cancelled and returned to treasury               (75,000)     (268,000)            -
Earnout shares allotted                          118,000       383,000             -
Loss (income)                                          -             -    (5,180,000)
                                            -----------------------------------------
Balance - August 31, 1999       (unaudited)     8,374,766 $ 53,025,000  $ 36,273,000
-------------------------                   =========================================

                         - See accompanying notes -


Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Interim Consolidated Statements of Income (Loss)
(In U.S. Dollars)


                                         Three        Three         Six          Six
                                        Months       Months      Months       Months
                                         ended        ended       ended        ended
                                        August       August      August       August
                                      31, 1999     31, 1998    31, 1999     31, 1998
                                    (unaudited)  (unaudited) (unaudited)  (unaudited)
Revenues
--------
Software sales and service          $2,000,000  $         -  $7,000,000  $ 2,083,000
Development fees                       201,000            -     201,000            -
                                    -------------------------------------------------
Total Revenues                       2,201,000            -   7,201,000    2,083,000
                                    -------------------------------------------------
Expenses
--------
Software marketing costs               456,000      488,000   1,353,000      727,000
Operating and administration           268,000      582,000     621,000    1,197,000
Amortization of software acquisition
 and integration costs                  24,000            -      85,000        2,000
Depreciation                            15,000        8,000      25,000       11,000
Interest                                18,000            -      35,000            -
Exploration costs                            -        6,000           -        9,000
                                    -------------------------------------------------
Total Expenses                         781,000    1,084,000   2,119,000    1,946,000
                                    -------------------------------------------------
Other Expenses (Income)
Investing activities                   (81,000)           -     (98,000)           -
Interest                                     -      (18,000)          -      (46,000)
                                    -------------------------------------------------
Total Other Expenses (Income)          (81,000)     (18,000)    (98,000)     (46,000)
                                    -------------------------------------------------
Net Income (Loss)                   $1,501,000  $(1,066,000) $5,180,000  $   183,000
                                    =================================================
Basic Earnings (Loss) per Share     $     0.18  $     (0.15) $     0.65  $      0.03
                                    =================================================
Weighted Average Number of
   Shares                            8,206,000    6,985,000   7,994,000    6,978,000
                                    =================================================
Fully Diluted Earnings (Loss)
  per Share                         $     0.17  $       N/A  $     0.61  $       N/A

Fully Diluted Weighted Average
Number of Shares                     8,687,000           NA   8,475,000          N/A

                         - See accompanying notes -
Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Interim Consolidated Statements of Cash Flows
(In U.S. Dollars)

                                        Three         Three         Six          Six
                                       Months        Months      Months       Months
                                        ended         ended       ended        ended
                                       August        August      August       August
                                     31, 1999      31, 1998    31, 1999     31, 1999
                                   (unaudited)   (unaudited) (unaudited)  (unaudited)
Cash Provided (Used) by
Operating Activities
-----------------------
Net income (loss)                  $1,501,000  $ (1,066,000) $  518,000  $   183,000
Items not affecting cash:
 Amortization of software
  acquisition & integration costs      24,000            -       85,000        2,000
 Depreciation                          15,000         8,000      25,000       11,000
 Investing activities                 (81,000)            -     (98,000)
                                  ------------ ------------ ------------ ------------
Changes in non-cash working
 capital items:
 Accounts receivable and prepaid
  expense                          (2,013,000)        5,000  (6,807,000) ( 1,881,000)
 Accounts and loans payable            76,000       201,000     657,000      526,000
                                  ------------ ------------ ------------ ------------
Net Cash Provided (Used) by
Operating Activities                 (478,000)     (852,000)   (958,000)  (1,159,000)
                                  ------------  ------------ ----------- ------------
Cash Provided (Used) by
Financing Activities
------------------------
Due to a related party                 18,000             -      35,000            -
Share capital issued for cash         445,000        53,000     566,000      412,000
Share capital returned to
 treasury                                   -             -    (268,000)           -
                                  ------------  ------------ ------------ ------------
Net Cash Provided (Used)  by
Financing Activities                  463,000        53,000     333,000      412,000

Cash Provided (Used) by
Investing Activities
-----------------------
Sale of investments                   186,000             -     248,000            -
Software acquisition &
 integration costs, net                     -             -           -     (396,000)
Fixed assets                          (46,000)      (41,000)    (67,000)     (41,000)
                                  ------------  ------------ ----------- ------------
Net Cash Provided (Used)
by Investing Activities               140,000       (41,000)    181,000     (437,000)

Changes in Cash and
 Short-Term Deposits                  125,000      (840,000)   (444,000)  (1,184,000)
                                  ------------  ------------ ----------- ------------
Cash and Short-Term Deposits
 Opening Balance                      338,000     2,146,000     907,000    2,490,000
 Closing Balance                   $  463,000  $  1,306,000 $   463,000  $ 1,306,000
                                  ============ ============ ============ ============
                         -See accompanying notes -
Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Notes to Financial Statements
For the Six Months ended August 31, 1999 and August 31, 1998
(In U.S. Dollars)

1.  CORPORATE HISTORY
---------------------
Veronex Technologies, Inc. (hereinafter referred to as "Veronex"), through a series of acquisitions explained below, designs, develops, licenses and supports computer software products for complete enterprise-wide management application developments and implementation for competitive, innovative and flexible business solutions. Veronex's I/Nova System is a fully integrated business application development, modernization and migration tool-set which has been ITAA *2000 Certified.

Veronex acquired three separate complementary software technologies through agreements which include:

     (i) a Stock Purchase Agreement with Thomas J. Price, pursuant to which Promax Conceptual Strategies, Inc., a California corporation, became a wholly-owned subsidiary of Veronex;
     (ii) a Property Purchase Agreement with Terry G. Goodbody, a software developer, and;
     (iii) a Stock Purchase Agreement with Thomas A. Speed, pursuant to which Mainstream Technologies, Inc., a California corporation owned by Mr. Speed, became a wholly-owned subsidiary of Veronex.

Under the terms of the Agreement with Thomas J. Price, Veronex is to issue up to 12,000,000 shares of its common stock contingent on future revenues earned from I/Nova System licensing fees. 6,500,000 of these shares may be issued to Mr. Price. A further 3,500,000 shares have been reserved for contingent issue to Promax Conceptual Strategies, Inc. and 2,000,000 shares have been allocated to Veronex's Contingent Stock Option Plan.

Under the terms of the Agreement with Terry G. Goodbody, Veronex issued 200,000 shares at a deemed price of US$2.26875 per share to Mr. Goodbody.

Under the terms of the Agreement with Thomas A. Speed, Veronex issued 200,000 shares at a deemed price of US$2.26875 per share to Mr. Speed.

2.   SIGNIFICANT ACCOUNTING POLICIES
------------------------------------
Basis of Presentation
----------------------
          Veronex is incorporated in the Province of British Columbia, Canada. These consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada. Application of United States generally accepted accounting principles would not result in any material differences to the consolidated financial statements.

Principles of Consolidation
---------------------------
          These consolidated financial statements include the accounts of Veronex, and its subsidiaries (all of which are wholly owned) which are listed below. Intercompany transactions and balances have been eliminated in consolidation.



Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Notes to Consolidated Financial Statements
For the Six Months ended August 31, 1999 and August 31, 1998

2.   SIGNIFICANT ACCOUNTING POLICIES (cont.)
--------------------------------------------
     Align Energy, Inc.
     Bonaparte Resources, Ltd.
     High River Industries, Ltd.
     Mainstream Technologies Inc. ("Mainstream")
     Nordell International Resources Ltd. ("Nordell")
     PCS Acquisition Corp. ("PCS")
     Richport Resources Ltd. ("Richport")
     Veronex Resources, Inc.

Resource Properties
-------------------
          Costs related to the acquisition of mineral properties are capitalized. Mineral exploration costs are expensed in the year incurred. If it is determined that a prospect contains economically recoverable reserves, all costs relating to that prospect for the current and subsequent years, including expenses net of revenues during the start-up phase, are capitalized until the prospect is capable of sustained operations at commercial production levels. These capitalized costs, together with property acquisition and ongoing development costs, are amortized on a unit-of-production method based on the estimated life of the ore reserves.

          Management reviews annually the carrying value of the interest in each property and, where necessary, properties are written down to fair market value.

Investments
-----------
          Investments are recorded at cost unless there is a decline in market value that is other than temporary.

Revenue Recognition
-------------------
          Veronex recognizes revenue in accordance with the American Institute of Certified Public Accountant Statement of Position 97-2 for software revenue recognition, which requires that license fee revenues are recognized upon evidence of a license agreement and delivery of software if there are no significant implementation or installation obligations, collection of the receivable is probable, the license fees are fixed or determinable and the product has been accepted by the customer.

          Veronex structures its strategic alliance agreements with an initial licensing fee plus a revenue sharing feature. Veronex records the initial licensing fee as a receivable and anticipates that each strategic alliance partner will generate revenues and cash flow in the future. The I/Nova System's template driven application development process distinguishes it as the best of breed solution for enterprise-wide business application software problems and development projects.








Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Notes to Consolidated Financial Statements
For the Six Months ended August 31, 1999 and August 31, 1998

2.   SIGNIFICANT ACCOUNTING POLICIES (Cont.)
--------------------------------------------
Use of Estimates
----------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could subsequently differ from those estimates.

Financial Instruments
---------------------
          Financial Instruments are classified in accordance with the substance of the contractual arrangement. Financial liabilities, which are defined as any contractual obligation to deliver cash or another financial asset to another party, are classified as a liability.

Currency Translation
--------------------
          Veronex uses the temporal method of currency translation, as applied to integrated international operations, for translating the Company's Canadian operations from Canadian dollars to US dollars. Under this method, monetary assets and liabilities in foreign currencies have been converted at the exchange rate prevailing at the balance sheet date. Non-monetary assets, liabilities, and equity are translated at historical rates. Gains and losses on foreign exchange are included in income.

Earnings (Loss) Per Share
-------------------------
          Basic Earnings Per Share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted Earnings Per Share shall be computed by including contingently issuable shares with the weighted average shares outstanding during the period. When inclusion of the contingently issuable shares would have an antidilutive effect upon earnings per share no diluted earnings per share shall be presented.

          In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128) was issued effective for periods ending after December 15, 1997. There is no impact on Veronex's financial statements from adoption of SFAS No. 128.

Depreciation Policy
-------------------
          Veronex provides for depreciation on furniture and equipment at between 20% and 30% on a declining balance basis. Veronex is capitalizing all costs related to integrating the various components of its I/Nova software system as Software Acquisition and Integration Costs and will continue to do so until licensing sales reach commercial levels. Thereafter, all costs associated with the production and marketing of the I/Nova software system will be charged to operations. Capitalized costs will be amortized based on current and future revenues for the product with an annual minimum amount equal to the straight-line amortization over the remaining estimated economic life of the product.




Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Notes to Consolidated Financial Statements
For the Six Months ended August 31, 1999 and August 31, 1998

2.   SIGNIFICANT ACCOUNTING POLICIES (Cont.)
--------------------------------------------
Cash Equivalents
-----------------
     For purposes of reporting cash flows, Veronex considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase.

Concentration of Credit Risks
-----------------------------
          Financial instruments which potentially subject Veronex to concentrations of credit risk consist of cash. Veronex maintains cash accounts at two financial institutions. At August 31, 1999, cash on deposit at these financial institutions exceeded federally insured amounts by approximately $70,000.

     At August 31, 1998, cash on deposit at these financial institutions exceeded federally insured amounts by approximately $1,200,000. Veronex periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts.

3.   ACCOUNTS RECEIVABLE
------------------------

                                                     August        August
                                                   31, 1999      31, 1998
                                                ---------------------------
Accounts receivable are as follows;
-----------------------------------
I/Nova Licensing, Product Sales
  and Services (1)                               $ 17,000,000  $  2,000,000
 Other Software Services                                    -        10,000
 Other receivables                                     54,000         6,000
                                                 ---------------------------
                                                 $ 17,054,000  $  2,016,000
                                                 ===========================

(1) In November 1998, Veronex entered into contracts which guarantee gross revenues of $11,750,000 from two distribution partners. Under the terms of these agreements, Veronex must provide these distribution partners with an allowance for software distribution as well as incur certain software distribution costs. These allowances and costs have been netted against the gross revenues and accounts receivable from the distribution partners as only the net amounts will be received directly by Veronex. The amount for sales and accounts receivable were not included in the February 28, 1999 financial statements and are not included in these August 31, 1999 financial statements.

4.   SOFTWARE ACQUISITION AND INTEGRATION COSTS
-----------------------------------------------
Software acquisition and integration costs are capitalized when a product design and a working model of the software product have been completed, and the completeness of the working model and its consistency with the product design have been confirmed by testing. The costs to integrate products

Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Notes to Consolidated Financial Statements
For the Six Months ended August 31, 1999 and August 31, 1998

4.   SOFTWARE ACQUISITION AND INTEGRATION COSTS (Cont.)
-------------------------------------------------------
into the I/Nova System for an alternative future use are also capitalized. Software costs which are capitalized are amortized on a product by product basis, based on the anticipated future gross revenues compared to the gross revenues generated in the period being reported on.

As a result of the three acquisitions mentioned in Note #1, Veronex acquired what it renamed the I/Nova System computer technology. Subsequent to these acquisitions, Veronex spent several months integrating the complete system for the alternative future uses of solving the Year 2000 problem. The costs of acquiring and integrating the components of the I/Nova System are as follows:

                                                              August        August
                                                            31, 1999      31, 1998
                                                        ------------- -------------
Costs to acquire the components:
   The I/Nova System (i)                                 $   469,000   $    86,000
   The Archidata System                                      454,000       454,000
   The infrastructure (Mainstream(                           409,000       409,000
Costs to integrate the components:
   Personnel                                                 895,000       895,000
   Office and related                                        511,000       355,000
                                                        --------------------------
                                                           2,738,000     2,199,000
   Less: accumulated amortization                            348,000         2,000
                                                        --------------------------
                                                         $ 2,390,000   $ 2,197,000
                                                        ==========================

     (i) Under the terms of the Share Purchase Agreement with Thomas J. Price, Veronex is to issue to Mr. Price one earnout share for each US$2.00 of cash generated by I/Nova System licensing fees. As at August 31, 1999, a total of $236,000.in cash has been generated by I/Nova System licensing fees. Accordingly, Veronex has allotted, for issue subsequent to August 31, 1999, 118,000 earnout shares to Mr. Price at a deemed value of US$383,000 (US$3.25 per share, being the closing trading price of Veronex shares on August 31, 1999) and has included this amount in the capitalized acquisition costs of the I/Nova System.

5.   RESOURCE PROPERTIES & RELATED DEFERRED COSTS
-------------------------------------------------
a.          Details of mineral properties are as follows:
            ---------------------------------------------

                                                       August       August
                                                     31, 1999     31, 1998
                                                   -----------  -----------
Alexander Star Claims, San Bernandino, County      $      Nil  $    66,000
                                                   ========================


Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Notes to Consolidated Financial Statements
For the Six Months ended August 31, 1999 and August 31, 1998

5.   RESOURCE PROPERTIES & RELATED DEFERRED COSTS (Cont.)
---------------------------------------------------------
b.   Litigation
     ----------
     As was reported in previous year-end consolidated financial statements, Veronex and its wholly-owned subsidiary, Nordell International Resources Lrd. ("Nordell") were involved in a number of adversarial lawsuits with Triton Energy Corp. ("Triton"). These lawsuits arose from the Enim Oil Project joint venture agreement between Nordell and Triton, a subsequent arbitration and an Arbitration Award that was adverse to Nordell. Several of the lawsuits initiated by Triton were of a malicious or vindictive nature aimed at both Veronex and one of Veronex's directors, David A. Hite ("Hite"). As a result, Veronex, Nordell and Hite filed a malicious prosecution lawsuit against Triton in the Superior Court for California in Los Angeles, California, alleging, among other things, abuse of process, wrongful attachment, breach of fiduciary duty and fraud. The lawsuit seeks damages, punitive and exemplary damages, specific performance of the Arbitration Award and an accounting of the Enim Oil Project joint venture. This lawsuit has been removed to the US District Court, Central Division of California. A trial date has been set for September 14, 1999. (See Note #17 - Subsequent Event)

c.   The Congress Property in British Columbia, Canada
     -------------------------------------------------
     During the year ended February 28, 1998, Veronex sold its 50% interest in the Congress Gold Property to Yucca Gold, Inc., ("Yucca Gold"), in exchange for 3.4 million shares in Yucca Gold. All costs associated with the Congress Gold Property, were written off in previous years. Yucca Gold is a private company whose shares have no market value. Accordingly, no value was assigned to this transaction. Veronex retains a 5% net smelter interest in the Congress Gold Property.

d.   The Alexander Star Claims in California, USA
     --------------------------------------------
          (i) On July 12, 1995, Veronex entered into an agreement to acquire a 100% interest in four placer mining claims, known as the Alexander
     Star Claims, in Avawatz Mining District, San Bernardino County, California, subject to a 4% net smelter return. Veronex issued 100,000 common shares at a value of $66,000 as consideration for the acquisition and has the right to acquire one-half of the net smelter return, which is a 2% smelter return, for $500,000. The acquisition costs of these claims were written-off during the year ended February
     28, 1999.

          (ii) On November 20, 1995, Veronex entered into an Agreement with a group, including a director of Veronex and others related to the director, to acquire a 50% interest in eight placer mining claims in the Avawatz Mining District, San Bernardino, California, subject to a
     5% net smelter return. To earn this interest, Veronex must expend $350,000 on exploration work by December 31, 1999.

          (iii) Also on November 20, 1995, Veronex entered into an agreement with a group, including a director of Veronex and others related to the director, to acquire a 25% interest in one placer mining claim in the Avawatz Mining District, San Bernardino County, California, subject to a 5% net smelter return. To earn this interest, Veronex must expend $50,000 on exploration work by December 31, 1999.

          (iv) As of August 31, 1999, Veronex has incurred $69,000 (1998 - $68,000) in exploration costs on these properties.

Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Notes to Consolidated Financial Statements
For the Six Months ended August 31, 1999 and August 31, 1998

6.   INVESTMENTS
----------------

                            Number                        Number
                                of              Market        of              Market
                            Shares      Cost     Value    Shares      Cost     Value
                          -----------------------------------------------------------
EMB Corporation                  -   $     -   $     -    50,000  $150,000  $150,000
Semper Resources Ltd.        5,000     2,000     2,000     5,000     2,000     2,000
                          -----------------------------------------------------------
                                     $ 2,000   $ 2,000            $152,000  $152,000
                          ===========================================================

7.   DEPRECIATION
-----------------
Veronex capitalizes the purchase of equipment and fixtures for major purchases in excess of $1,000 per item. Capitalized amounts are depreciated over the useful life of the assets using the declining method of depreciation.

The assets, costs, depreciation expense, and accumulated depreciation at August 31, 1999 and August 31, 1998 are as follows:

                                                   Depreciation         Accumulated
                                   Cost               Expense          Depreciation
                              1999      1998      1999      1998      1999      1998
                         ------------------------------------------------------------
Furniture & Equipment     $ 90,000  $ 59,000  $ 11,000   $ 3,000  $ 44,000  $ 40,000
Computer Equipment         184,000    65,000    24,000     8,000    52,000    29,000
                         ------------------------------------------------------------
                          $274,000  $124,000  $ 35,000  $ 11,000  $ 96,000  $ 69,000
                         ============================================================

8.   ACCOUNTS PAYABLE
---------------------

                                                          August         August
                                                        31, 1999       31, 1998
                                                      -----------    -----------
Legal Fees
  Arbitration with former employees (Note #16)        $  125,000     $  300,000
  Other                                                  200,000              -
Accrued management salaries                              323,000        350,000
Accrued software marketing & support costs             1,800,000              -
Trade and other                                          131,000        183,000
                                                      --------------------------
                                                      $2,579,000     $  833,000
                                                      ==========================

9.  DUE TO A RELATED PARTY
--------------------------
During the year ended February 28, 1999, D'Oro Ventures Ltd. ("D'Oro"), a company with directors in common, loaned Veronex a total of US$800,000 in a

Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Notes to Consolidated Financial Statements
For the Six Months ended August 31, 1999 and August 31, 1998

9.  DUE TO A RELATED PARTY (Cont.)
----------------------------------
series of six advances in varying amounts between December 17, 1998 and February 8, 1999. Each advance is secured by a promissory note which provides for interest calculated at the prime rate plus two percent (2%) per annum. Under the terms of each promissory note, interest payable during the first three months of each advance is to be repaid by the issuance of Veronex common shares and thereafter in cash. Veronex may issue, subject to regulatory approval, share capital in an amount up to five percent (5%) of each advance.

As of August 31, 1999, Veronex has accrued interest payable in the amount of US$43,657 on these advances.

10.  SHARE CAPITAL
------------------
a. The authorized share capital of Veronex is 100,000,000 shares without par value.

                                      August 31, 1999            August 31, 1998
                                -------------------------   -------------------------
Balance-beginning of period      7,549,774   $52,344,000     6,897,501   $50,508,000
Issued by private placement        502,000             -             -             -
Issued on exercise of options       30,500        79,000        98,658       412,000
Issued on exercise of warrants     249,492       487,000             -             -
Canceled and returned to
  treasury                         (75,000)     (268,000)            -             -
                                -------------------------   -------------------------
Total issued                     8,256,766    52,642,000     6,996,159    50,920,000
Earnout shares allotted
  (Note #4)                        118,000       383,000             -             -
                                -------------------------   -------------------------
Balance - end of period          8,374,766   $53,025,000     6,996,159   $40,920,000
                                =========================   =========================

During the six months ended August 31, 1999, Veronex issued 30,500 (1998 - 98,658; 1997 -530,500) shares at an average price of Can$4.03 for proceeds of Cdn $117,005 (1998 - Can$593,297; 1997 - Can$373,290) on the exercise of share purchase options. During the six months ended August 31, 1999, 75,000 shares issued on the exercise of options prior to February 28, 1999 were canceled and returned to treasury.

     b. Common share purchase options are outstanding expiring at various dates to August 5, 2004 for 825,600 (1998 - 450,000; 1997 - 5,000)
     common shares at prices between Cdn $3.69 and Cdn $4.22 per share.

                                                       August       August
                                                     31, 1999     31, 1998
                                                  -------------------------
Outstanding stock options as of:
Exercise price:
     Less than Cdn$6.00 per share                     825,000      100,000
     Between Cdn $6.000 and Cdn $8.00 per share             -      275,000
     Between Can $8.00 and Cdn$10.00 per share              -       65,000
     Greater than $Cdn$10.00 per share                      -       10,000

Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Notes to Consolidated Financial Statements
For the Six Months ended August 31, 1999 and August 31, 1998

10.  SHARE CAPITAL (Cont.)
--------------------------
c. During the six months ended ended August 31, 1999, Veronex granted 567,000 (1998 -50,000; 1997 - 5,000) share purchase options at prices ranging between Can$4.13 and Cdn$4.22 per share expiring on various dates to August 5, 2004. During the six months ended August 31, 1999, 120,500 (1998 - Nil; 1997 Nil) share purchase options were canceled. During the six months ended August 31, 1999, the exercise price on 303,600 (1998 - Nil; 1997 - Nil) was amended.

d. On September 12, 1997, Veronex entered into a financing agreement with Robb, Peck McCooey

          Clearing Corp, ("Robb Peck"). allowing Robb, Peck and/or its clients to invest up to $15.4 million in Veronex. Veronex agreed to pay Robb, Peck certain fees and expenses. On November 7, 1997, as a result of the agreement, 502,000, shares were issued at a price of US$4.00 per share, for net proceeds of $1,614,000.Attached to the shares are 502,000 transferable share purchase warrants exercisable at a price of US $8.00 per share for a five year period commencing after the final closing of the offering. These warrants may be redeemed by Veronex at US $0.10 per warrant subject to certain conditions and approvals.

          Under the terms of the private placement agreement, Veronex agreed to issue up to an additional 1,506,000 common shares should Veronex generate less than US$24,000,000 in gross revenues between November 7, 1997 and November 30, 1998, the number of shares being issued to each placee varying from .5 common share issued per 1 share placed if gross revenues were less than US$24,000,000 and greater than US$20,000,000, to 3 shares per 1 share placed if gross revenues were US$3,000,000 or less. Veronex recorded gross revenues of US$16,500,000 between November 7, 1997 and November 30, 1998. Accordingly, during the six months ended August 31, 1999, Veronex issued 502,000 common shares for proceeds of US$Nil. Attached to each share is a warrant entitling each holder to purchase an additional common share at a price of US$2.00. The effect of this share issue is a dilution of the issued share capital of Veronex of 6.56%.

          In addition the Company issued 100,400 placement agent's share purchase warrants exercisable at a price of US $4.00 per share for a five year period commencing after the final closing of the offering. During the six months ended August 31, 1999, Veronex issued an additional 100,400 placement agent warrants exercisable at US $1.00 per share until November 7, 2002.

e. As mentioned in Note #1, 2,000,000 shares of the 12,000,000 shares to be issued contingent on revenue, for the acquisition of the I/Nova System have been allocated to Veronex's 1997 Contingent Stock Option Plan. As of August 31, 1999, 1,199,000 (1998 - 1,449,000) of these contingent options have been allocated at an average exercisable price of Cdn $2.70 to personnel involved in the integration and marketing of the I/Nova System.

11.  INCOME TAXES
-----------------
Veronex has adopted the provisions of SFAS No. 109, "Accounting for Income
 Taxes". SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been

Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Notes to Consolidated Financial Statements
For the Six Months ended August 31, 1999 and August 31, 1998

11.  INCOME TAXES (Cont.)
-------------------------
included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Veronex has fully reserved the tax benefits of these operating losses because the likelihood of realization of the tax benefits cannot be determined.

Temporary differences between the time of reporting certain items for financial and tax reporting purposes consist primarily of compensation expense related to the issuance of stock options.

No income taxes are currently payable. Veronex and its subsidiaries have Canadian and foreign resource property expenditures and reported losses of approximately $ 6,900,000 and $905,000, repectively, available to reduce taxable income in future years. Future tax benefits relating to these amounts have been eliminated by the application of a valuation allowance.

12.  SEGMENTED INFORMATION
--------------------------
Prior to January 14, 1997, Veronex's principal asset was its interest in the Enim Oil Project on the Island of Sumatra, Indonesia, which was fully provided for as of February 28, 1995, by a charge to operations.

During the year ended February 28, 1997, Veronex entered into an agreement to acquire certain software technology ("the I/Nova System") as explained in Note #1.

During the year ended February 28, 1998, Veronex entered into an agreement to acquire additional software technology ("the ArchiData System"). In addition, during the year ended February 28, 1998, Veronex entered into an agreement to acquire a software development company ("Mainstream Technologies, Inc."). Both acquisitions are explained in Note #1. During the six months ended August 31, 1999, Veronex commenced development and installation of an E-Commerce Service Network ("E-Commerce System"). As of August 31, 1999, Veronex's major business effort is directed toward the licensing of its software systems and installation of the E-Commerce System.

13.  RELATED PARTY TRANSACTIONS
-------------------------------
     a. During the six months ended August 31, 1999, salaries of $175,000 (1998 - $175,000) were accrued to an officer and director of the Company.

     b. Included in accounts payable is approximately $323,000 (1998 - $387,000) payable to an officer of Veronex under the terms of an employment contract and for reimbursement of services. (See Note #15
     - Contingencies and Commitments)

Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Notes to Consolidated Financial Statements
For the Six Months ended August 31, 1999 and August 31, 1998

14.  IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------
     a. Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121), was made effective for the period beginning after December 15, 1995. Under this standard, Veronex's management must review the net carrying value of each mineral property for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

          Since Veronex has not yet completed a feasibility study with respect to its mineral property, information required to calculate the estimated future cash flows as required under SFAS No. 121, is not yet available. However, management reviews the carrying value of the property through its ongoing program of exploration for commercially viable mineral reserves.

     b. Veronex has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock

Issued   to Employees" (APB No. 25) and related interpretations in
accounting for its stock options because, as discussed below, the alternative fair value accounting under SFAS No. 123, "Accounting for Stock-Based Compensation", requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of Veronex's employee stock options equals that of the market price of the underlying stock at the date of grant, no compensation expense is recognized.

          The fair value for options granted during the six months ended August 31, 1999 and the year ended February 28, 1999, is estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:
               - risk-free interest rates of between 5.42% and 5.93%
               - dividend yield of 0%
               - volatility factors of the expected market price of Veronex's stock of 80%
               - an expected life of the option of one and one-half years

          Because Veronex's stock options have characteristics significantly different from those of traded options, and because changes in the subjective inputs assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

          For pro forma disclosure, the estimated fair value of the option is amortized to expense in the period the option is granted. For the six months ended August 31, 1999, Veronex's pro forma earnings and pro forma fully diluted earnings per share have been calculated to be $5,180,000 and $0.61, respectively. For the year ended February 28, 1999, Veronex's pro forma earnings and pro forma fully diluted income per share have been calculated to be $4,677,000 and $0.59, respectively. Pro forma fully diluted income and earnings per share for the six months ended August 31, 1998, have not been calculated as they would be antidilutive.

     c. In February 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. Veronex has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended February 28, 1998.

Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Notes to Consolidated Financial Statements
For the Six Months ended August 31, 1999 and August 31, 1998

14.  IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Cont.)
----------------------------------------------------------------
          In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. Veronex has elected to adopt SFAS No. 130 effective with the fiscal year ended February 28, 1998. Adoption of SFAS No. 130 is not expected to have a material impact on Veronex's financial statements.

          In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued effective for fiscal year beginning after December 31, 1997, with earlier application permitted. Veronex has elected to adopt SFAS No. 131, effective with the fiscal years ended February 28, 1998. Adoption of SFAS No. 131 is not expected to have a material impact on Veronex's financial statements.

15.  CONTINGENCIES AND COMMITMENTS
----------------------------------
     a. Veronex has an employment contract with an officer and director for $350,000 per annum that extends to December 15, 2002.

     b. Veronex has employment contracts totaling approximately $1,200,000 per annum with personnel involved in the development, integration and marketing of the I/Nova System.

     c. Veronex leases office facilities in Santa Ana, California under operating leases expiring in September 1999. Minimum future rental payments under the lease amount to $2,460.

     Other office facilities in California and Vancouver, Canada are rented on a month to month basis.

16.  LITIGATION AND ARBITRATION PROCEEDINGS WITH FORMER EMPLOYEES
-----------------------------------------------------------------
Veronex commenced litigation proceedings and become a party to arbitration proceedings against certain of its former employees. In the litigation, Veronex alleged, among other causes of action, that the party defendants misappropriated Veronex's intellectual property. All of these legal and arbitrations proceedings have been settled to Veronex's satisfaction. As of August 31, 1999, Veronex has paid and accrued legal fees of $376,000 related to these proceedings.

17.  SUBSEQUENT EVENT
---------------------
The malicious prosecution lawsuit referred to in Note #5 was tried by jury. Subsequent to August 31, 1999, the Jury found in favor of Veronex and David
A. Hite ("Hite) and assessed compensatory damages against Triton in the amount of approximately $700,000 and punitive damages in the amount of approximately $11,000,000.

The Jury found that Triton had maliciously prosecuted Mr. Hite, awarding him compensatory damages and punitive damages. The Jury also awarded Veronex compensatory damages, but no punitive damages.

Veronex Technologies, Inc.
(Formerly International Veronex Resources, Ltd.)
Notes to Consolidated Financial Statements
For the Six Months ended August 31, 1999 and August 31, 1998

18.  RISKS AND UNCERTAINTIES
----------------------------
Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This report contains forward-looking statements relating to the expected capabilities of Veronex discussed herein. Such forward-looking statements include expressions of belief, expectation, contemplation, estimation and other expressions not relating to historical facts and circumstances. These forward-looking statements are subject to numerous risks and uncertainties, including the risk that (i) other companies will develop products and services perceived to be superior than the present and proposed products and services of the Company; (ii) the products and services may not be marketed effectively by the Company; and (iii) potential customers may find other products and services more suitable for the applications marketed by the Company; as well as other risks that may cause such statements not to prove accurate. Any projections or estimates herein may assume certain economic and industry conditions and parameters subject to change.



                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        VERONEX TECHNOLOGIES, INC.



Date: October 19, 1999                  /S/ "David A. Hite"
                                        ---------------------
                                        David A. Hite
                                        Chief Executive Officer



Date: October 19, 1999                  /S/ "Gerald D. Lamont"
                                        ----------------------
                                        Gerald D. Lamont
                                        Chief Accounting Officer